JOY GLOBAL INC.
100 East Wisconsin Ave,
Suite 2780
Milwaukee, Wisconsin 53202

April 13, 2005

VIA FACSIMILE (202) 942-9585 AND EDGAR
Securities and Exchange Commission
450 Fifth Plaza, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Mary Beth Breslin

Re:	Joy Global Inc. (the “Company”) Registration Statement on Form S-3 (SEC File No. 333-121569) Originally Filed December 23, 2004

Ladies and Gentlemen:

        The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (SEC File No. 333-121569), as amended, to 4:00 p.m., Washington, D.C. time, on April 15, 2005 or as soon thereafter as possible.

         The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to an offering of the securities pursuant to the above-referenced Registration Statement. In addition, the Company acknowledges that:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please call John Jennings or Keith Crow of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2267 and (312) 861-2181, respectively, as soon as the Registration Statement has been declared effective.

Very truly yours, Joy Global Inc.
By: Oren B. Azar Name: Oren B. Azar Its: Secretary and Associate General Counsel